Exhibit 99.1

CALL

Hello is                                   available?  This is                                   and I’m calling on behalf of Relational Investors, a fellow Sovereign Bancorp shareholder. While Relational is considered to be soliciting proxies under Federal securities laws, we are not asking you to send us a proxy card with respect to Sovereign at this time; that will only happen after we send you our definitive proxy statement.

Question 1:  Are you aware of the controversy with Sovereign’s Board of Directors?

Question 2:  Are you aware that in 2004 Sovereign’s Board of Directors paid themselves, on average, more than $313,000 each and that was double the average director’s pay at America’s largest 25 banks?  They paid themselves even more than directors at huge banks like Citigroup, Bank of America and JP Morgan. Although Sovereign reduced this amount in 2005 to an average of $160,000 each, this new amount is still more than twice the median of Sovereign’s peer group of banks.

Question 3:  Are you aware of the business relationships between Sovereign Bank and Mr. Cameron Troilo, a member of Sovereign’s Board of Directors, while he served as Chairman of the Board’s Compensation Committee and also served on Sovereign Bank’s Executive, Asset/Liability and Credit Risk and Risk Management Committees?  Specifically, Mr. Troilo had average credit extensions exceeding $17 million from the end of 2002 until September 30, 2005, purchased a building from Sovereign with a loan from Sovereign and then leased the property back to Sovereign, and leases other commercial properties to Sovereign.  Do you think Sovereign should allow its Compensation Committee members to engage in significant transactions with the Company?

Question 4:  Are you aware that last October Sovereign’s Board of Directors agreed to sell approximately 23% of Sovereign’s then outstanding common stock (19.8% on a pro forma basis) to a foreign bank?  And that this foreign bank may acquire an additional 5% in the market or from Sovereign?  Sovereign has declined to afford shareholders the chance to vote on this important transaction, even though many large shareholders have called for a shareholder vote as a matter of shareholder democracy and corporate governance best practices. Are you aware that Sovereign restructured the transaction to avoid a vote when the New York Stock Exchange told Sovereign a vote would be required?  While the New York Stock Exchange and Sovereign are taking the position that shareholder approval is not required, Relational disagrees with that conclusion and has asked the SEC to consider this issue.

Question 5:  Are you aware that Sovereign’s Board of Directors has postponed the company’s annual shareholder meeting from the date they indicated in their 2005 proxy statement, April 20 (which is consistent with when they’ve held these meetings for the last 10 years), to an undetermined date after August 31, 2006?

Question 6:  Are you aware that Sovereign lobbied the Pennsylvania legislature to rewrite its corporate laws to deny shareholders the right to remove directors without cause, a right Sovereign has said for 13 years in over 27 SEC filings that you have?

Question 7:  Do you agree that we shareholders need new directors on Sovereign’s Board of Directors to look out for shareholder interests?

Closing:  We plan to keep our fellow shareholders informed as this matter unfolds.